UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-39274

GAN LIMITED

(Translation of registrant’s name into English)

400 Spectrum Center Drive

Suite 1900

Irvine, CA 92618

(702) 964-5777

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

GAN LIMITED

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of GAN Limited dated December 21, 2020 titled “GAN Announces Closing of Upsized Follow-on Public Offering and Full Exercise of Underwriter’s Option to Purchase Additional Shares.”

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit
Number	Description

99.1	Press Release of GAN Limited dated December 21, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAN LIMITED

By:	/s/ Karen Flores
Name:	Karen Flores
Title:	Chief Financial Officer

Date: December 21, 2020

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